UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1
02364W204 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja
Galicia y Robles, S.C.
Torre del Bosque
Boulevard Manuel Avila Camacho No. 24, piso 7
México 11000, Distrito Federal
(525) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page  1 of 6 Pages)

_______________________________
1           CUSIP number is for the L Share ADSs only.  No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.
2           CUSIP number is for the A Share ADSs only.  No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 6 Pages

Explanatory Note

This Amendment No. 22 (the “Twenty-Second Amendment”) amends certain information erroneously included in Amendment No. 21 (the “Twenty-First Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined in the Twenty-First Amendment), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares  (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares  (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer”).  This Twenty-Second Amendment amends Item 3(i) and Item 5(a) of the Twenty-First Amendment as set forth below and does not modify any other information previously reported on Schedule 13D.  Capitalized terms used but not otherwise defined in this Twenty-Second Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

1.           Item 3(i).  In Item 3(i) of the Twenty-First Amendment, the Reporting Persons reported that Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”) acquired 3,630,318,826 L Shares in exchange for 1,773,136,086 shares of Carso Global Telecom, S.A.B. de C.V. (“CGT”).  The Reporting Persons hereby correct Item 3(i) of the Twenty-First Amendment to read as follows:

“(i)           Inmobiliaria Carso acquired 631,263,819 L Shares in exchange for 308,324,616 shares of CGT.”

2.           Item 5(a).  In footnotes 3 through 9 of Item 5(a) of the Twenty-First Amendment, the Reporting Persons did not correctly reflect the number of L Shares owned directly by each member of the Slim Family from the number of L Shares owned directly by each member of the Slim Family as of the filing of Amendment No. 20 to the Schedule 13D on March 1, 2010.  Accordingly, the Reporting Persons hereby amend and restate Item 5(a) of the Twenty-First Amendment to reflect the L Shares owned directly by each member of the Slim Family as of the date of the filing of the Twenty-First Amendment as follows:

“(a)           The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	287,206	0.1%	8,592,461,614	26.8%
Carlos Slim Domit(4)	287,206	0.1%	8,314,234,609	26.0%
Marco Antonio Slim Domit(5)	287,206	0.1%	8,315,389,926	26.0%
Patrick Slim Domit(6)	287,206	0.1%	8,441,657,426	26.4%
María Soumaya Slim Domit(7)	287,206	0.1%	7,908,860,453	24.7%
Vanessa Paola Slim Domit(8)	287,206	0.1%	7,964,184,540	24.9%
Johanna Monique Slim Domit(9)	287,206	0.1%	7,906,986,288	24.7%
GFI(10)	287,206	0.1%	275,543,110	0.9%
Inmobiliaria Carso(11)	-	0.0%	1,349,245,493	4.2%
Telmex Trust(12)	-	0.0%	827,112,374	2.6%

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 6 Pages

Telnor Trust(12)	-	0.0%	20,381,715	0.1%
Fundación Telmex(12)	-	0.0%	82,827,766	0.3%
Fundación Carlos Slim(12)	-	0.0%	176,007,255	0.6%
Instituto Carlos Slim de la Salud(12)(13)	-	0.0%	19,346,600	0.1%
Control Trust	-	0.0%	6,602,026,501	20.6%

(1)
Based upon 404,622,054 A Shares outstanding as of June 16, 2010, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.).  Includes A Shares held in the form of A Share ADSs.

(2)
Based upon 28,429,785,797 L Shares outstanding as of June 16, 2010, as reported by the Mexican Stock Exchange.  Includes L Shares held in the form of L Share ADSs.  L Share totals and percentages assume that all of the A Shares and 3,602,971,494 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.

(3)
Includes 1,494,981,507 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 433,288,547 AA Shares) owned directly by Carlos Slim Helú and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(4)
Includes 1,227,570,955 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(5)
Includes 1,229,226,269 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,604,997 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(6)
Includes 1,354,993,772 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(7)
Includes 378,096,796 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 4,997 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(8)
Includes 444,820,883 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 11,404,997 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.

(9)
Includes 377,922,631 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,704,997 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.

(10)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.

(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.

(12)	Shares disclaimed by the Slim Family.

(13)	The Reporting Person “Instituto Carlos Slim de la Salud” was inadvertently excluded from previous amendments to this Schedule 13D.”

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

________________________________
Carlos Slim Helú

________________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
________________________________	Attorney-in-Fact
Marco Antonio Slim Domit	August 6, 2010

________________________________
Patrick Slim Domit

________________________________
María Soumaya Slim Domit

________________________________
Vanessa Paola Slim Domit

________________________________
Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 6 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 6 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact